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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                                          SEC File No: 0-______

                                (Check One):
     / /Form 10-K  / /Form 20-F  / /Form 11-K  /X/Form 10-Q  / /Form N-SAR

                 FOR PERIOD ENDED:   December 31, 1998
                                  --------------------------------------------

                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                 ------------------------------

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I - REGISTRANT INFORMATION

                          RECYCLING INDUSTRIES, INC.
                          --------------------------
                            Full Name of Registrant

                                      N/A
                          --------------------------
                          Former Name if Applicable

                       9780 S. MERIDIAN BOULEVARD, SUITE 180
           --------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

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                          ENGLEWOOD, COLORADO  80112
                          --------------------------
                           City, State and Zip Code


                       PART II - RULES 12b-25(b) and(c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

    Because of the financial condition of the Registrant as reported in its most recent Form 10-K, management has been actively engaged in the seeking of additional capital. Due to the time and energy devoted to this project, management has been unable to devote the resources necessary to timely complete its Form 10-Q for the period ended December 31, 1998.


PART IV - OTHER INFORMATION

    Name and telephone number of person to contact in regard to this notification:

    Brian L. Klemsz, Chief Financial Officer                    (303) 790-7372
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    (Name)                                        (AreaCode)(Telephone Number)

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    (2)  Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         /X/ Yes  / / No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Recycling Industries, Inc.
                          --------------------------
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: February 16, 1999                By /s/ Brian L. Klemsz
                                         -----------------------
                                         Brian L. Klemsz, Chief
                                          Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------ATTENTION---------------------------------

    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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For the quarter ended December 31, 1997, the Registrant reported a loss of
$2.3 million after an extraordinary charge of $2.4 million. For the quarter ended December 31, 1998, the Registrant anticipates reporting a loss of approximately $10.5 million.